                                                               PAGE 1 OF
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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     FORM 10-SB/A


                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                              OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             TREASURY INTERNATIONAL, INC.
                    (Name of Small Business Issuer in its Charter)



         DELAWARE                            98-0160284
-------------------------------        ------------------------
   State of Incorporation              I.R.S. Employer I.D. No.

1181 Finch Avenue West, Unit 21
  North York, Ontario, Canada                  M3J 2V8
-------------------------------        ------------------------
    Address of Principal                      (Zip Code)
    executive offices)


Issuer's telephone number: (416) 663-4194
                           --------------

Securities to be registered
under Section 12(b) of the Act:

    Title of each class           Name of each exchange on which
    to be so registered           each class is to be registered

           N/A                                   N/A
--------------------------        ------------------------------

Securities to be registered
under Section 12(g) of the Act:

                              COMMON STOCK
----------------------------------------------------------------
                            (Title of Class)

                   INFORMATION REQUIRED IN REGISTRATION STATEMENT*


                                      PART I

Item 1.        Description of Business.

A. Business Development.

      Treasury International, Inc. was incorporated in the State of Delaware on August 18, 1995, at which time it acquired all of the issued and outstanding shares of J.J.A.M.P Treasury International Corp. ("JJAMP"), a Canadian company which has been operating as "Treasury International" since its incorporation on September 29, 1993. This acquisition was accomplished through the issuance of 8,023,812 shares of the Company's common stock, pro rata, to the holders of all of the issued and outstanding shares of JJAMP's stock. The Company conducts business directly and through its JJAMP subsidiary, and unless the context indicates otherwise, JJAMP and Treasury International are referred to collectively herein as the "Company".


B. Business of the Company.


      BRIEF DESCRIPTION OF THE COMPANY'S BUSINESS. The Company is in the business of marketing and distributing non-pharmaceutical products in South America and other emerging markets. It has developed and implemented a strategy to source, purchase, market and distribute in South America non-pharmaceutical branded and private label merchandise which enables distributors and their retailers to obtain product quickly and at competitive prices.


      The Company's business strategy is to grow by acquiring private corporations in industries that are complementary to its current product lines or service capabilities. The Company also may be able to utilize the existing marketing channels of such acquired companies to obtain additional distribution and gain market share of its own product lines. However, the Company requires and is seeking from third parties the substantial additional funds it needs to finance its proposed acquisitions. See "PROPOSED EXPANSION" below for a discussion of these acquisitions. Any such additional funding likely will result in a material and substantial dilution to the Company's then existing shareholders and the Company's pledging or relinquishing material rights to its assets that it otherwise would not give up. The Company has encountered significant delays in obtaining from


----------------------------

* This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such statements. Factors that might cause such differences include, but are not limited to, those discussed in Item 1.B, "Description of Business -- Business of the Company", and Item 2, "Management's Discussion and Analysis or Plan of
    Operation".

outside sources the financing necessary to complete its proposed acquisitions. There can be no assurance that such financing can be obtained on terms which are affordable by the Company, if at all, that any acquisitions will occur or that its business strategy can be implemented successfully.


      The success of the Company's business is largely dependent upon the active participation of James Hal (a/k/a James Halioua), its Chairman and Chief Executive Officer, who devotes a substantial, but not all, of his business time to the Company's affairs. The Company has no employment agreement with Mr. Hal nor any "key man" insurance on Mr. Hal's life, and in the event his services are lost for any reason whatsoever the Company's business likely would suffer materially. There can be no assurance that the Company would be able to employ qualified person(s) on acceptable terms to replace Mr. Hal.


      The Company expects that internally generated funds together with the proceeds of private offerings of shares of its common stock already completed will be sufficient to cover its overhead for the next 12 months.



      PROPOSED EXPANSION. On June 18, June 19 and June 25, 1996 the Company signed agreements to acquire three companies: (i) Mega Blow Moulding Limited, a Canadian manufacturer of a diverse range of plastic container products for the food, pharmaceutical and health and beauty industries*; (ii) The Isometric Group, a Canadian manufacturer and distributor of a broad range of fastener and screw products for the construction and building industries; and
(iii) Silver 925, Inc. a Miami based company that fabricates, markets and distributes costume jewelry products to major retailers, mass merchandisers, catalogue outlets and independent jewelry stores. On May 15, 1996, the Company signed a letter of intent to acquire Realmont Limited, a Montreal-based distributor of consumer, health and beauty and personal care products to drug store chains, mass merchandisers and supermarkets throughout Canada, and an acquisition agreement is under negotiation. The aggregate purchase price for the completion of these acquisitions is approximately $13 million and the Company will be unable to complete any such acquisition unless and until it procures substantially all of the purchase price from investors or lenders.


-------------------------


* On January 16, 1996 the Company issued a press release stating that it had signed a letter of intent to acquire The Isometric Group, a manufacturer and exporter of concrete fasteners for the construction industry which acquisition would close on or about April 18, 1996. At that time, the Company did not anticipate the length of time which would be needed to settle all relevant issues with the vendor, including changes in payment terms, and due to the fact that the necessary financing was not yet in place the purchase agreement was not signed until June 18, 1996. On June 19, 1996, the Company issued a press release stating that a purchase agreement had been signed and that the closing was anticipated in the second quarter of 1996 pending receipt of financing.

Closings under the signed agreements have been delayed pending the Company's efforts to obtain such financing, as to the success of which no assurances can be given.

          PRINCIPAL PRODUCTS. The Company has obtained exclusive or non-exclusive South American distribution rights for approximately 225 non-pharmaceutical and consumer products within the following categories: cosmetics, hair care products, band-aids, condoms, razors, cleaning products and batteries. Examples of products to which the Company has obtained exclusive South American distribution rights include the following:

          (a)  Naturelli Shampoo and Conditioner;
          (b)  Manicare Cosmetic & Personal Hygiene Accessories;
          (c)  Ideal Band Aids;
          (d)  Kama Sutra Premium Latex Condoms;
          (e)  Bond Disposable Razors;
          (f)  Spot Shot Rug Shampoo;
          (g)  Smart Knife; and
          (h)  Tadiran Tadicell Alkaline Battery Products.


          The Company's products are primarily private label branded. Treasury International has identified and sourced organizations that can supply these products at the same quality with no significant difference in cost per unit to the Company. Accordingly, the loss of any one or more of the Company's principal suppliers would not have a material adverse effect on the Company's business.


          DISTRIBUTION METHODS. The Company typically sources its products from either the manufacturer or the manufacturer's distributors. The Company arranges for their delivery to the Company's distributors and independent sales agents, who sell the Company's products in local markets to retailers and others.


          The Company has informal arrangements with fourteen (14) independent sales representatives. Eight (8) of such independent sales representatives provide direct distribution throughout South America and six (6) independent sales representatives service Kuwait, Israel, France, Spain, Morocco and England. These independent representatives maintain product samples from the Company as well as from other manufacturers and distributors. Their compensation ranges between 10-15% of gross sales. There is no formal or fixed term to the relationship with the sales representatives as it generally takes up to two years for the Company to enter a new market. The Company does not wish to limit itself to one particular representative or group and risk losing market opportunity; therefore, it does not contemplate formalizing relationships with representatives. Consequently, should a relationship be terminated, the Company believes other representatives in a given area would be available to it and it would not experience any adverse material effects from any such termination.

          Although the Company has embarked on the development of similar distribution arrangements in markets in Africa and other emerging markets, no assurance can be given that such expansion efforts will be successful.


          The Company intends to aggressively distribute its products to foreign markets through government assisted programs, such as the International Trade Administration in the United States and the External Affairs and International Trade in Canada. In cooperation with these agencies the Company intends to locate opportunities to develop export strategies and take advantage of all
relevant government export-assistance programs.   The Company also intends to
utilize the services of the Export Development Corporation in Canada and in the United States to assist with insurance, financing and guarantee services. The Company also intends to identify 2 to 3 principal countries in which it can operate its own distribution facilities and supply product.


          DEPENDENCE ON PRINCIPAL SUPPLIERS. The Company is heavily dependent on a small number of suppliers, including the following manufacturers and distributors, with whom the Company has entered into distribution agreements covering Latin America:

          (a)  National Home Products, Ltd.;
          (b)  Manicare Divisional AAI;
          (c)  Bernco Inc.;
          (d)  Tadiron Electronics Industries, Inc.; and
          (e)  Smart Tools Limited.


However, the Company has identified organizations that can supply suitable quantities of similar products at comparable quality and cost per unit to the Company. Accordingly, the loss of any one or more of the Company's principal suppliers would not have a material adverse impact on the Company's business.



          DEPENDENCE ON TWO DISTRIBUTORS. The Company sells its products directly to two (2) major retail chain distributors who distribute such products exclusively to approximately 1,300 of their affiliated retail stores accounting, in the aggregate, for approximately 70% of the Company's sales in fiscal 1996 and 86% in fiscal 1995. The balance of the Company's sales is derived from approximately thirty (30) other distributors. The loss of either of the two retail chain distributors would be extremely detrimental, and could be fatal, to the Company's business.


          COMPETITION. There is virtually no barrier to entry into the Company's business and, accordingly, the Company must survive intense competition in terms of the marketing, pricing and selling of similar products produced by different manufacturers. The Company must compete in terms of advertising and promotion, name recognition, reliability, price, packaging and consumer appeal. Virtually all of the Company's actual and potential competitors have greater marketing, financial and personnel resources than the Company and many are well established companies with international reputations for success in the marketing of consumer products. Certain of these competitors, such as Proctor & Gamble, dominate the consumer product market in the United States and could, if they chose, dominate the Company's targeted markets of South America and other developing regions.

          GOVERNMENT APPROVALS AND LICENSES. Although the Company believes it and its suppliers, distributors and independent salesman have all necessary governmental approvals, licenses, permits and certificates, the uncertain political, economic and social climates in many of the countries in which the Company markets its products could lead to the imposition of much stricter requirements regarding the importation and selling of the Company's products. Should one or more of the countries in which the Company markets its products impose significantly greater tariffs, import taxes or other restrictions, limitations or conditions, of either a monetary or non-monetary nature, on the importation of the Company's products, there would be a material adverse impact upon the Company's operations and financial results and could cause such a deterioration of the Company's business that it would no longer be viable.

          CURRENCY, FOREIGN EXCHANGE AND BANKING. The Company requires that all payments to it for its products be made in United States Dollars through world prime banks. The Company believes, although no assurance can be given, that it has further reduced the risks inherent in international trade by contracting with the Export Development Corporation ("EDC"), a Canadian Crown Corporation of the Government of Canada, which provides insurance, guarantees and export financing to the Company, thereby facilitating the sale of the Company's goods and services abroad.

          Although there are presently no currency exchange controls in South America, Africa and other emerging markets in which the Company does, or contemplates that it may conduct, business, no assurance can be given that such controls will not be imposed in the future.

          RESEARCH AND DEVELOPMENT COSTS. During its last two fiscal years, the Company has made no expenditures on account of research and development.

          EMPLOYEES. The Company has five (5) full-time employees. The Company's employees have educational, financial and/or family roots in many of the countries being served or developed. Those employees are able to communicate fluently in one or more of the following languages: English, Spanish, French, Portuguese, Italian, Arabic and Hebrew.


          The Company has informal arrangements with fourteen (14) independent sales representatives. See "Distribution Methods," above.

Item 2.   Management's Discussion and Analysis or Plan of Operation.



     a.   FULL FISCAL YEARS:



          Results of Operations for the Fiscal Year Ended
          January 31, 1996.



          During fiscal 1996 the Company's sales increased by 66% to $1,110,736 from $669,718 in fiscal year 1995. The increase in sales is attributable to enhanced marketing efforts and improved distribution throughout South America and Central America. The cost of products sold improved to 60.1% of sales during fiscal year 1996, down from 60.8% of sales in fiscal 1995, and gross profit improved in 1996 to 39.9% of sales compared to 39.2% in 1995. However, the Company experienced a net loss of $516,656 in fiscal 1996 compared to a net income of $29,735 in fiscal 1995. Such loss is attributable to operating, general and administrative expenses increasing in 1996 to $957,607, or 86.2% of sales, compared to $230,051, or 34.4% of sales, in fiscal 1995. Such increase is attributable to costs incurred for potential acquisitions, marketing and promotion.



          LIQUIDITY AND CAPITAL RESOURCES:



          Current assets totalled $603,577 in fiscal 1996 compared to $164,704 at January 31, 1995. At January 31, 1996, cash and short-term deposits were $292,611 compared to $3,401 in fiscal 1995, an increase attributable to the proceeds of private placements of the Company's Common Stock, and accounts receivable totalled $180,304 compared to $68,349 in fiscal year 1995. See Item 4 below, "Recent Sales of Unregistered Securities." During each of the last two years, the Company has granted its distributors payment terms ranging from 60-90 days.



          The Company expects, although no assurances can be given, that internally generated funds together with the proceeds of private placement sales of shares of its common stock will be sufficient to cover its overhead for the next 12 months.



          The Company requires and is seeking approximately $13 million of additional funds to finance its proposed acquisitions. The Company will be unable to complete any acquisition unless and until it procures substantially all of the purchase price from investors or lenders. Any such additional funding likely will result in a material and substantial dilution to the Company's then existing shareholders. The Company may be required to obtain funds by pledging or relinquishing material rights to its assets that it otherwise would not give up. No assurance can be given that any necessary additional financing can be obtained when needed on terms which are affordable by the Company, if at all.



          Results of Operations for the Fiscal Year Ended
          January 31, 1995.



          On August 18, 1995, the Company acquired, effective August 1, 1995, all of the outstanding capital stock of J.J.A.M.P. Treasury International Corp. ("JJAMP"). From September 1993 to September 1994, the directors and officers of JJAMP (the Company's predecessor) developed product sourcing, purchasing, marketing and distribution strategies for the exclusive distribution of products in South American markets. JJAMP successfully negotiated a license to distribute its first branded product line and commenced operations with its first sales in October, 1993. The first four months of operations ended January 31, 1994, which date was chosen to be JJAMP's fiscal year end. The results of JJAMP's operations for fiscal year ended January 1995 ("fiscal 1995") will be compared herein to the first four months of its operations, ended January 31, 1994 ("fiscal 1994").



          During its fiscal year ended on January 31, 1995, JJAMP's sales increased to $669,718 from $144,724 for the four months in fiscal year 1994. This increase was directly attributable to JJAMP's sourcing of additional product lines and increasing its main manufacturing sources from one to eight, representing approximately 225 products. Cost of sales as a percentage thereof was slightly lower in fiscal 1995 at 61% of sales compared to 62% of sales during the four months from inception to January 31, 1994. Gross profit as a percentage of sales slightly increased to 39% from 38.1% during the prior period. Operating, general and administrative expenses for fiscal 1995 were $230,051 as compared to $92,028 for the four months ended January 31, 1994. The higher costs during the prior period were directly attributable to start-up costs. Net income for fiscal 1995 was $29,735, compared to a loss of $37,907 for the four months ended January 31, 1994. JJAMP recorded a deficit of $8,172 for fiscal 1995, as compared to a deficit of $37,907 for the four months ended January 31, 1994.



          Liquidity and Capital Resources.



          Current assets totalled $164,704 at January 31, 1995, compared to $70,084 as at January 31, 1994. At January 31, 1995, cash and short-term deposits were $3,401. Accounts receivable for fiscal 1995 totalled $68,349, of which 86%, or about $58,100, was due from the Company's two major distributors and the balance (14%, or $10,250) was due from about 30 other distributors. This compared to total receivables of $29,050 for the four months ended January 31, 1994 with roughly the same percentile ratio between the two largest distributors and other distributors. Payment terms established by JJAMP ranged from 60 to 90 days for both periods and JJAMP had no bad debts in either period. Accounts payable for fiscal 1995 were $101,565, compared to $47,201 for the four months ended on January 31, 1994. In each period, accounts payable were incurred primarily for the purchase of inventory.



     (b)  INTERIM PERIODS:



          Results of Operations
          For the Three Months ended April 30, 1996.



          During the three months ended April 30, 1996 the Company's sales increased by 11% to $283,591 from $251,362 in the three months ended April 30, 1995. The Company had net income of $7,263 in the three months ended April 30, 1996 compared to net income of $5,036 in the three months ended April 30, 1995. The cost of products sold by the Company was 57% of sales during the three months ended April 30, 1996, down from 58% of sales in the three months ended April 30, 1995. Operating, general and administrative expenses increased in the three months ended April 30, 1996 to $111,581, or 40% of sales, compared to $99,987, or 39% of sales, in the three months ended April 30, 1995. The increase is attributable to expenses related to potential acquisitions, marketing and promotion.



          Liquidity and Capital Resources:



          Current assets totalled $592,958 at April 30, 1996 compared to $592,605 at January 31, 1996. At April 30, 1996, cash and short-term deposits were $203,140 compared to $292,611 at January 31, 1996. This decrease in cash resulted from the payment of substantial expenses related to marketing and promotion and the Company's proposed acquisitions and a higher number of accounts receivable outstanding. Accounts receivable totalled $246,354 at April 30, 1996 compared to $180,304 at January 31, 1996.



          The Company expects, although no assurances can be given, that internally generated funds together with the proceeds of private placement sales of shares of its common stock will be sufficient to cover its overhead for the next 12 months.



          The Company requires substantial additional funds to finance its proposed expansion. Therefore, the Company is seeking additional financing. Any such additional funding likely will result in a material and substantial dilution to the Company's then existing shareholders. The Company may be required to obtain funds by pledging or relinquishing material rights to its assets that it otherwise would not give up. No assurance can be given that any necessary additional financing can be obtained when needed on terms which are affordable by the Company, if at all.



Item 3.   Description of Property.


     (a) OPERATING LOCATIONS: The Company has no ownership interest in any real property. It presently leases from a third party 2,500 square feet of office and warehouse space at 1181 Finch Avenue West, Unit 21, North York, Ontario, Canada, pursuant to an oral lease with a term ending October 31, 1997, providing for monthly rent of $CDN1,583.06. The Company does not anticipate changing its present leasing situation or purchasing any real property in the near future. However, in the event it completes an acquisition it may relocate to the offices of the acquired company. Accordingly, the Company does not wish to execute a formal lease. Canadian commercial real estate is experiencing a 20% office vacancy rate and the Company's landlord has excess capacity, and the Company therefore believes that any early termination or breach of the lease by such landlord would not adversely affect the Company's business.

     (b) INVESTMENT POLICIES: The Company has no limitations on the amounts which it may invest in any one investment or type of investment. This policy may be changed without a vote of the shareholders.

          The Company has no investment in real estate, real estate mortgages, real estate secured securities or publicly traded securities nor does it have any investment in persons or companies primarily devoted to such investments, and it is not the policy of the Company to make investments for the purpose of capital gain or passive income. Presently, all available monies are being used for day to day operations, marketing and promotion of its products.


Item 4.   Security Ownership of Certain Beneficial Owners and Management.

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS:

          The following table sets forth certain information regarding the ownership of the Company's Common Stock (being the Company's only voting securities) which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by any person (including any "group" as that term is used in Instruction No. 7 to S-B Item 403) known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company as of April 30, 1996. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.

                          BENEFICIAL
                         OWNERSHIP OF
NAME AND ADDRESS         COMMON STOCK         PERCENT OF CLASS
----------------         ------------         ----------------

James Hal                12,000,012(1)              65%
56 Theodore Place
Thornhill, Ontario
Canada L4J 834

Cede & Co.                1,841,800                 15%
Box # 20
Bowling Green Station
New York, N.Y. 10004

------------------------

(1) Includes currently exercisable options to purchase 4,000,000 shares of Common Stock. If such options were exercised, Mr. Hal would own beneficially 74% of the Common Stock outstanding.

     (b)  SECURITY OWNERSHIP OF MANAGEMENT:

          The following table sets forth certain information regarding the ownership of the Company's Common Stock (being the Company's only voting securities) which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by the Company's executive officers and directors, individually, and all executive officers and directors as a group, as of April 30, 1996. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.




                                                                                               % OF CLASS IF
                                NUMBER OF                                                          OPTIONS
NAME, TITLE AND ADDRESS          SHARES            % OF CLASS         OPTIONS GRANTED(d)          EXERCISED
-----------------------         ---------          ----------         ------------------       -------------


James Hal                       8,000,012          65%                4,000,000                74%
(President & Director)
56 Theodore Place
Thornhill, Ontario
Canada L4J 834

Howard Halpern                     50,600(a)       (e)                  110,000                 1%
(CFO, Executive Vice
President and Director)
160 Theodore Place
Thornhill, Ontario
Canada, L4J 8E3


Robert Abourmad                       600(b)       (e)                   10,000                (e)
(Director)
87 Bayhampton Crescent
Thornhill, Ontario
Canada L4J 4Y2


Mark Halioua                       20,700(c)       (e)                   10,000                (e)
(Director)
147 Beverly Glen Blvd.
Thornhill, Ontario
Canada L4J 4Y2


Nathalie Elfassy                         0          0                    10,000                (e)
(Treasurer)
7460 Bathurst Street
Unit # 607
Thornhill, Ontario
Canada M2R 3A2


Executive Officers               8,071,912         66%                4,140,000               75%
& Directors as a
Group (5 persons)


------------------------
(a) Includes 50,000 shares owned by his wife and 300 shares owned by his daughter.

(b)  Includes 300 shares owned by his wife.

(c)  Includes 300 shares owned by his wife.

(d)  Represents options exercisable currently or within 60 days.

(e)  Represents less than 1%.

     (c)  CHANGES IN CONTROL:

          There are no arrangements known to the Company which may result in a change in control of the Company.


Item 5.   Directors, Executive Officers, Promoters and Control Persons.

     (a) OFFICERS AND DIRECTORS: The following table provides information concerning each executive officer and director of the Company. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.

                         AGE            TITLE
                         ---            ---------------

James Hal                33             Chairman of the
                                        Board, Chief
                                        Executive Officer
                                        and President

Howard Halpern           36             Chief Financial
                                        Officer, Executive
                                        Vice President

Nathalie Elfassy         27             Treasurer

Mark Halioua             41             Director

Robert Abourmad          44             Director


          James Hal has been Chairman of the Board, Chief Executive Officer and a Director of the Company since its inception in October 1993. Mr. Hal was the President and Chief Financial Officer of J.J.A.M.P. Treasury International Corp. from its inception in September 1993 through its acquisition by the Company in August 1995. From 1983 to 1993, Mr. Hal was the President of Keloua Imports Ltd. of Concord, Ontario, Canada, a company involved in sourcing and importing various products. Mr. Hal is also known as Mr. Halioua.

          Other directorships: Gaming Lottery Corp. (1992 to present) and Le Print Express, Inc. (1992 to present).

          Howard Halpern has been Chief Financial Officer and Executive Vice President of the Company since April 15, 1996. From 1989 until July, 1992 he was the controller of Merisel Canada, Inc., a company involved in the wholesale sale of personal computers and having approximate annual sales of $285,000,000 and 270 employees. Since July 1992, he has been in business as a Chartered Accountant offering taxation, financial and management consulting services.

          Other directorships:  None.

          Nathalie Elfassy has been the Treasurer of the Company since August 18, 1995. From 1993 to 1994 she was the Manager of Information Systems for Universal Exports of North York, Ontario, Canada. From 1988 to 1992, she was the Program Manager, Computer Systems, of BMW Corporation of Toronto, Canada.

          Robert Abourmad has been a Director of the Company since August 18, 1995. From 1986 to 1990, he was the Plant Manager of Pascal Hardware & Furniture Stores in Montreal, Quebec, Canada. From 1990 to 1994, he was employed by Shalom Electric, Inc. of Montreal, Quebec, Canada and from 1995 to present he has been the President of Payless Locksmith, Inc. of Thornhill, Ontario, Canada.

          Other directorships:  None.

          Mark Halioua has been a Director of the Company since August 18, 1995. Since August 1988, he has been the President of National Printing Groups in Markham, Ontario, Canada.

     Other directorships:  None.

     (b)  OTHER SIGNIFICANT EMPLOYEES:  None

     (c) FAMILY RELATIONSHIPS: Mark Halioua and James Hal are brothers and Howard Halpern is a brother-in-law of James Hal.

     (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

          None.


Item 6.   Executive Compensation.

     (a) SUMMARY COMPENSATION TABLE: The following information is provided for the Company's Chief Executive Officer during the Company's last completed fiscal year. The Company had no executive officers whose total annual salary and bonus exceeded $100,000 for such year.





                                            ANNUAL
                                          COMPENSATION                                 LONG TERM COMPENSATION
                               ----------------------------------        --------------------------------------------------------
                                                                                          SECURITIES
 NAME                                                      OTHER         RESTRICTED       UNDERLYING
  AND           FISCAL         ANNUAL        ANNUAL        ANNUAL          STOCK           OPTIONS        LTIP        ALL OTHER
POSITION         YEAR          SALARY        BONUS         COMP.           AWARDS           & SARS       PAYOUTS     COMPENSATION
--------        ------         ------        ------        ------        ----------       -----------    -------     ------------


James           1995           $60,000       None          None          None             4,000,000      None        None

Hal             1994           $50,000       None          None          None             None           None        None

(CEO)           1993           $20,000       None          None          None             None           None        None



          OPTIONS/SAR GRANT TABLE: The following information is provided for the Company's executive officers:


                            OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                   Individual Grants





                         NUMBER OF               % OF TOTAL
                         SECURITIES             OPTIONS/SARS
                         UNDERLYING              GRANTED TO              EXERCISE
   NAME OF               OPTIONS/SARS           EMPLOYEES IN             OR BASE            EXPIRATION
   GRANTEE                 GRANTED               FISCAL YEAR              PRICE                DATE
-------------           --------------          -------------            --------           ----------


James Hal                4,000,000              80.32%                   $.05               8/17/05

Howard Halpern             110,000               2.21%                   $.05               8/17/05

Nathalie Elfassy            10,000                .20%                   $.05               8/17/05



Item 7.   Certain Relationships and Related Transactions.


          In August 1995 James Hal, the President and principal shareholder of the Company, converted an aggregate of $71,267 in advances to the Company into 7,221,430 shares of the Company's Common Stock.

Item 8.   Description of Securities.

     (a)  GENERAL:

          The Company has authorized 30,000,000 shares of Common Stock, par value $.0001 per share. There are issued and outstanding, as of April 30, 1996, 12,233,960 shares of Common Stock (104 holders of record).

          The Company has adopted a stock option plan for which it has reserved 10,000,000 shares of Common Stock. Options to purchase such reserved shares may be granted by a committee of directors to key employees. Each option may be exercised in whole or in part at any time within ten years of its grant at an exercise price equal to the per share, fair market value of the Company's Common Stock as at the time of the grant of the option. At April 30, 1996, 4,980,000 options have been granted at an exercise price of $.05 per share.

     (b)  VOTING RIGHTS:

          Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     (c)  DIVIDENDS:

          All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     (d)  MISCELLANEOUS RIGHTS AND PROVISIONS:

          Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

     (e)  TRANSFER AGENT:

          The Transfer Agent for the Company is Intercontinental Register & Transfer Agency of Boulder City, Nevada.

                             PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.


     (a) LIMITED PUBLIC MARKET: The Company's common stock is currently on the NASDAQ Bulletin Board under the symbol "TREY". According to the National Quotation Bureau, Inc., for the period from March 18, 1996, the time that the Company's stock was approved for trading on the NASDAQ Bulletin Board through April 30, 1996, the high bid price was $1.00 and the low bid price was $.30. These quotations reflect inter dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


          As of April 30, 1996 the Company had issued and outstanding, 12,223,690 shares of its common stock of which 4,199,878 are freely tradeable and 8,023,812 are either restricted or control securities which must be sold in accordance with Rule 144. The Company has granted options to purchase 4,980,000 shares of Common Stock, all of which are currently exercisable at a price of $.05 per share.

     (b) NUMBER OF SHAREHOLDERS: The number of beneficial holders of the common stock of the Company, as of April 1, 1996 was 104.

     (c) DIVIDENDS: Since its inception, the Company has not declared any dividends on its common stock and does not anticipate paying any in the foreseeable future.


Item 2.   Legal Proceedings.

          None.


Item 3. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

          None.


Item 4.   Recent Sales of Unregistered Securities.

          Of the Company's 12,223,690 issued and outstanding shares of common stock:

  (i) In August 1995, the Company issued 8,023,812 shares, pro rata, to the 34 shareholders of J.J.A.M.P. Treasury International, Inc. ("JJAMP") in exchange for all of the common stock of JJAMP.


 (ii) In August 1995, the Company issued 2,750,000 shares for an aggregate price of $275,000 ($.10 per share) pursuant to its private placement offering made pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under The Securities Act of 1933, as amended, to five (5) private investors, each of whom paid cash for his shares.



 (iii) In August, September and October 1995, the Company issued 985,578 shares for an aggregate price of $492,690 ($.50 per share) and in November 1995 it issued an additional 464,300 shares for an aggregate price of $232,104 ($0.50 per share) pursuant to a single private placement offering made pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under The Securities Act of 1933, as amended, to 65 private investors. Each of these investors paid cash for their shares, except that one investor rendered consulting services therefor.


          On August 18, 1995, the Company duly adopted a stock option plan pursuant to which options to purchase up to 10,000,000 shares of the Company's common stock may be granted by a committee of directors to key employees and others. Each option will have a term not to exceed ten years and will be exercisable at the per share fair market value of the Company's Common Stock as at the date of grant. Effective August 18, 1995, the Company granted to 18 persons options to purchase an aggregate of 9,270,000 shares of its common stock (4,980,000 of which are presently exercisable) at a price of $.05 per share, being the fair market value of such shares as at the time such options were granted. As of April 30, 1996, none of such options had been exercised.

Item 5.   Indemnification of Directors and Officers.

          Section 145 of the General Corporate Law ("GCL") of the State of Delaware empowers a Delaware corporation, such as the Company, to indemnify its directors and officers under certain circumstances. The Company's Certificate of Incorporation provides that the Company shall indemnify such persons to the fullest extent permitted by Delaware law.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Company pursuant to the provisions of Delaware law or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

          Article Seventh of the Company's Certificate of Incorporation provides that the Company's Directors shall not be liable to either the Company or its stockholders for monetary damages for breach of fiduciary duties unless the breach involves: (i) a director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the Company, or (iv) a transaction from which the director derived an improper personal benefit.

                             PART F/S

Item 1.   Financial Statements.

     (a)  The following is a list of each Financial Statement filed under
Item 13 of this Registration Statement.


     1. Unaudited interim Financial Statements consisting of the Company's consolidated balance sheet as of April 30, 1996 and 1995 and related statements of operations, cash flow and changes in stockholders equity for the quarterly periods ended April 30, 1996 and 1995.


     2. Audited Financial Statements consisting of the Company's consolidated balance sheet as at January 31, 1996 and 1995, the end of its last two fiscal years, and related statements of income, cash flow and changes in stockholders equity for the years ended January 31, 1996 and 1995, as audited by Bromberg & Associates, independent certified public accountants, along with their report thereon.

     3. Audited Financial Statements of the Company's predecessor, JJAMP consisting of JJAMP's balance sheet as at January 31, 1995 and 1994 and related statements of income, cash flow and changes in stockholder equity for the year ended January 31, 1995 and four months ended January 21, 1994, as audited by Bromberg & Associates, independent certified public accountants, along with their report thereon.

                          TREASURY INTERNATIONAL, INC.



                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS



                                 APRIL 30, 1996

[LETTERHEAD] Bromberg & Associate







                           ACCOUNTANTS' REVIEW REPORT



Board of Directors and Shareholders

Treasury International, Inc.



We have reviewed the accompanying interim consolidated balance sheet of Treasury

International, Inc. as at April 30, 1996 and the interim consolidated statements of income and cash flows for the three months then ended, in accordance with

Statements on Standards for Accounting and Review Services issued by the

American Institute of Certified Public Accountants. All information included in these interim consolidated financial statements is the representation of management of Treasury International, Inc.



A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.









                                                  /s/ Bromberg & Associate

                                                  CHARTERED ACCOUNTANTS



TORONTO, Canada

July 10, 1996
                                       20

                   TREASURY INTERNATIONAL, INC.
                INTERIM CONSOLIDATED BALANCE SHEET
                       AS AT APRIL 30, 1996
                          (U.S. DOLLARS)
                           (UNAUDITED)


                              ASSETS

                                                      JANUARY 31
                                        1996          1996
                                     ---------        ----------

Current
     Cash and short-term deposits     $ 203,140       $ 292,611
     Accounts receivable                246,354         180,304
     Inventories (Note 1b)              141,311         117,838
     Prepaid expenses                     2,153           1,852
                                     ----------      ----------
                                        592,958         592,605
Non-current
     Capital (Note 1c & 4)               10,424          10,972
                                     ----------      ----------

                                     $  603,382      $  603,577
                                     ==========      ==========


                           LIABILITIES

Current

     Accounts payable                $   41,859      $   49,317



                       SHAREHOLDERS' EQUITY

Share capital

   Authorized

     30,000,000 Common shares at $.0001

   Issued

      12,223,690 Common shares            1,222           1,222

Contributed Surplus (Note 6)          1,077,866       1,077,866

Deficit                                (517,565)       (524,828)
                                      ---------       ---------

                                        561,523         554,260
                                      ---------       ---------

                                     $  603,382      $  603,577
                                     ==========      ==========

                   TREASURY INTERNATIONAL, INC.
             INTERIM CONSOLIDATED STATEMENT OF INCOME
                THREE MONTHS ENDED APRIL 30, 1996
                          (U.S. DOLLARS)
                           (UNAUDITED)




                                                1996          1995
                                              ---------     ---------

     Sales                                    $ 283,591     $ 251,362
                                              ---------     ---------

     Cost of Sales                              164,199       145,790

     Operating, general                         111,581        99,987
          and administrative expenses

     Depreciation expense                           548           549
                                              ---------     ---------

                                                276,328       246,326
                                              ---------     ---------


     Income before income taxes                   7,263         5,036

     Income taxes                                 1,380           957
                                              ---------     ---------

     Income before undernoted item                5,883         4,079

     Income tax reduction arising
          from loss carryforward                  1,380           957
                                              ---------     ---------

     Net income                               $   7,263     $   5,036
                                              =========     =========

     Primary earnings per share               $  0.0006
                                              =========

                   TREASURY INTERNATIONAL, INC.
           INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                THREE MONTHS ENDED APRIL 30, 1996
                          (U.S. DOLLARS)
                           (UNAUDITED)


                                                1996         1995
                                             ----------   ----------

Cash flows from operating activities

     Net income                               $  7,263     $  5,036

     Adjustments to reconcile net
     income to net cash used in
     operating activities

     Depreciation                                 548          549

     Increase in accounts receivable          (66,050)     (24,815)
     Increase in inventories                   (23,473)     (14,752)
     Decrease (increase) in prepaid
          expenses                                (301)         344
     Increase (decrease) in
          accounts payable                      (7,458)      31,469
                                              --------     --------

Net cash used in operating activities          (89,471)      (2,169)
                                              --------     --------

Cash flows from financing activities

     Advances by shareholders                       --        3,000
                                              --------     --------

Cash flows from investing activities                --           --
                                              --------     --------

Increase (decrease) in cash and
     short-term deposits                       (89,471)         831

Cash and short-term deposits,
     beginning of period                       292,611        3,401
                                             ---------     --------

Cash and short-term deposits,
     end of period                           $ 203,140     $  4,232
                                             =========     ========

                   TREASURY INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       AS AT APRIL 30, 1996
                           (UNAUDITED)

1.   Summary of significant accounting policies


     (a)  Basis of consolidation:


          These consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiary, J.J.A.M.P. Treasury International Corp.


     (b)  Inventories:


          Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value.


     (c)  Capital assets:


          Capital assets are recorded at cost less accumulated depreciation. depreciation is provided using the declining balance basis at the following annual rate:

               Office furniture and equipment - 20%


     (d)  Revenue Recognition:


          Revenue is generally recognized when customers are invoiced for the products shipped by the corporation.


     (e)  Loss per share


          Loss per share is calculated based on the weighted average number of shares outstanding during the year of 12,223,690.


     (f)  General


          The financial data for the three months ended April 30, 1996 and 1995 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results of operations for such periods.

2.   Incorporation:

          The corporation was incorporated on August 18, 1995 in the state of Delaware.

3.   Business combination:


          On August 18, 1995, by a reverse acquisition, the corporation acquired 100% of the issued and outstanding shares of J.J.A.M.P. Treasury International Corp. in exchange for 8,023,812 common shares of the corporation. The effective date of the transaction was August 1, 1995. Prior to the acquisition, Treasury International, Inc. did not carry on any commercial activities.



4.   Capital assets:               APRIL 30                      JANUARY 31
                                     1996                           1996
                       ---------------------------------------   ----------
                                  ACCUMULATED         NET           NET
                       COST      DEPRECIATION      BOOK VALUE    BOOK VALUE
                       ----      ------------      ----------    ----------

Office furniture
 and equipment       $16,822       $6,398           $10,424        $10,972


5.   Contributed surplus

     Contributed surplus represents the premium paid on the issuance of Common shares.

                          TREASURY INTERNATIONAL, INC.



                       CONSOLIDATED FINANCIAL STATEMENTS



                               JANUARY 31, 1996

[LETTERHEAD] Bromberg & Associate







                               AUDITORS' REPORT



Board of Directors and Shareholders

Treasury International, Inc.



We have audited the consolidated balance sheets of Treasury International, Inc.

as at January 31, 1996 and 1995, and the consolidated statements of loss,

deficit, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at January 31,

1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





                              /s/ Bromberg & Associate

                              CHARTERED ACCOUNTANTS







TORONTO, CANADA

JULY 3, 1996

                          TREASURY INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEET

                            AS AT JANUARY 31, 1996

                                (U.S. DOLLARS)



                                    ASSETS



                                                         1996           1995

Current



      Cash and short-term deposits                     $292,611        $  3,401

      Accounts receivable                               180,304          68,349

      Inventories (Note 1b)                             117,838          79,496

      Prepaid expenses                                    1,852           2,479

                                                    -----------     -----------



                                                        592,605         153,725



Non-current

      Capital (Note 1c & 4)                              10,972          10,979

                                                    -----------     -----------

                                                       $603,577        $164,704

                                                    ===========     ===========



                                  LIABILITIES



Current

      Accounts payable                                 $ 49,317        $101,565

      Advances by shareholder (Note 10)                   --             71,267

                                                    -----------     -----------



                                                         49,317         172,832

                                                    -----------     -----------



                             SHAREHOLDERS' EQUITY



Share capital

   Authorized

      20,000,000 Common shares at $.0001

   Issued

      12,223,690 Common shares                            1,222              44

Contributed surplus (Note 6)                          1,077,866            --



Deficit                                                (524,828)         (8,172)

                                                    -----------     -----------



                                                        554,260          (8,128)

                                                    -----------     -----------



                                                    $   603,577     $   164,704

                                                    ===========     ===========

                          TREASURY INTERNATIONAL, INC.

                        CONSOLIDATED STATEMENT OF DEFICIT

                       FOR THE YEAR ENDED JANUARY 31, 1996

                                 (U.S. DOLLARS)



                                                       1996             1995



Balance, beginning of year                          $  (8,172)        $ (37,907)



Net income (loss) for the year                       (516,656)           29,735

                                                    ---------         ---------



Balance, end of year                                $(524,828)        $  (8,172)

                                                    =========         =========

                          TREASURY INTERNATIONAL, INC.

                        CONSOLIDATED STATEMENT OF LOSS

                     FOR THE YEAR ENDED JANUARY 31, 1996

                                (U.S. DOLLARS)



                                                      1996               1995



Sales                                              $ 1,110,736       $   669,718

                                                   -----------       -----------



Cost of Sales                                          667,083           407,188



Operating, general

   and administrative expenses                         957,607           230,051



Depreciation expense                                     2,702             2,744

                                                   -----------       -----------



                                                     1,627,392           639,983

                                                   -----------       -----------



Income (loss) before income taxes                     (516,656)           29,735

                                                   -----------       -----------



Income taxes                                              --               7,313

                                                   -----------       -----------



Income (loss) before undernoted item                  (516,656)           22,422



Income tax reduction arising from

   loss carryforward                                      --               7,313

                                                   -----------       -----------



Net income (loss)                                  $  (516,656)      $    29,735

                                                   ===========       ===========





Loss per Common share                              $     (0.04)

                                                   ===========

Weighted average number of

   Common shares outstanding                        12,223,690

                                                   ===========

                         TREASURY INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                      FOR THE YEAR ENDED JANUARY 31, 1996

                                (U.S. DOLLARS)



                                         COMMON        PAID-IN       CONTRIBUTED

                                         SHARES        CAPITAL         SURPLUS

                                         ------        -------       -----------

Common stock issued

in exchange for the assets

and liabilities of J.J.A.M.P

Treasury International Corp.

in August 1995                           8,023,812     $      802     $   78,347



Issuance of stock in

August 1995 in connection

with a private placement

offering                                 2,750,000            275        274,725



Issuance of stock in

August, September and

October 1995 with a

private placement offering                 985,578             99        492,690



Issuance of stock in

November 1995 with a

private placement offering                 464,300             46        232,104

                                        ----------     ----------     ----------



                                        12,223,690     $    1,222     $1,077,866

                                        ==========     ==========     ==========

                          TREASURY INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED JANUARY 31, 1996

                                (U.S. DOLLARS)



                                                        1996             1995

                                                        ----             ----

Cash flows from Operating Activities



Net income (loss)                                    $(516,656)       $  29,735



      Adjustments to reconcile net

      income (loss) to net cash used

      in operating activities



      Depreciation                                       2,702            2,744

      Increase in accounts receivable                 (111,955)         (39,299)

      Increase in inventories                          (38,342)         (49,777)

      Decrease (increase) in prepaid

         expenses                                          627             (514)



      Increase (decrease) in accounts

         payable                                       (52,248)          54,364



      Decrease in incorporation costs                     --                707

                                                   -----------      -----------



      Net cash used in operating

         activities                                   (715,872)          (2,040)

                                                   -----------      -----------



Cash flows from Financing Activities

      Proceeds from issue of

         Common shares                                   1,178             --

      Advances by shareholders                         (71,267)          10,521

      Contributed surplus                            1,077,866             --

      Net cash provided by

            financing activities                     1,007,777           10,521

                                                   -----------      -----------



Cash flows from Investing Activities



      Purchase of capital assets                        (2,695)          (5,539)

                                                   -----------      -----------



Net Cash used in investing activities                   (2,695)          (5,539)

                                                   -----------      -----------



Increase in cash and short-term

      deposits                                         289,210            2,942



Cash and short-term deposits

Beginning of year                                        3,401              459

                                                   -----------      -----------



Cash and short-term deposits



End of year                                        $   292,611      $     3,401

                                                   ===========      ===========

                         TREASURY INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            AS AT JANUARY 31, 1996

                                (U.S. DOLLARS)



1.    Summary of significant accounting policies


      (a)   Basis of consolidation:


            These consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiary, J.J.A.M.P. Treasury

            International Corp.


      (b)   Inventories:



            Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value.


      (c)   Capital assets:


            Capital assets are recorded at cost less accumulated

            depreciation.


            Depreciation is provided using the declining balance basis at the following annual rate:


                  Office furniture and equipment - 20%


      (d)   Revenue recognition:


            Revenue is generally recognized when customers are invoiced for the products shipped by the corporation.


      (e)   Loss per share


            Loss per share is calculated based on the weighted average number of shares outstanding during the year of 12,223,690.


2.    Incorporation:


            The corporation was incorporated on August 18, 1995 in the state of

            Delaware.


3.    Business combination:


            On August 18, 1995, by a reverse acquisition, the corporation acquired 100% of the issued and outstanding shares of J.J.A.M.P.

            Treasury International Corp. in exchange for 8,023,812 common shares of the corporation. The effective date of the transaction was August

            1, 1995. Prior to the acquisition, Treasury International, Inc. did not carry on any commercial activities.


4.    Capital assets:


                                       1996                          1995

                        --------------------------------------   -----------

                                    Accumulated       Net          Net

                           Cost     depreciation    book value    book value

                        ----------  ------------    ----------   -----------

      Office furniture

      and equipment       $16,822      $5,850         $10,972     $10,979

                         TREASURY INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            AS AT JANUARY 31, 1996

                                (U.S. DOLLARS)



5.    Income taxes:


      As at January 31, 1996 the corporation had a net operating loss carryover of approximately $521,000 expiring in various years through 2009.


6.    Contributed surplus


      Contributed surplus represents the premium paid on the issuance of Common shares.


7.    Significant business relationship


      The corporation made sales of $780,221 representing approximately 70% of total sales to two retail chain distributors.


8.    Claims and lawsuits


      The corporation does not have any claims or lawsuits filed or pending against it.


9.    Segmented revenue information


      The corporation, through its subsidiary, markets and distributes consumer and industrial products to South America and other foreign jurisdictions.



      Geographic segments



                                                        1996              1995

                                                        ----              -----

      Revenues:



     United States - Domestic                        $  115,150       $   45,000



     Export sales

     Canada                                             215,365           48,761

     Other foreign jurisdictions                        780,221          575,957

                                                     ----------       ----------



                                                     $1,110,736       $  669,718

                                                     ==========       ==========


10.    Advances by shareholder


       Advances of $71,267 from the President of the Company and its principal shareholder were converted in August 1995 into 7,221,430 Common shares.




11.    Cash and Short-Term Deposits

       Cash and short-term deposits include all highly liquid investments with an original maturity of three months or less.

                     J.J.A.M.P. TREASURY INTERNATIONAL CORP.



                              FINANCIAL STATEMENTS



                                JANUARY 31, 1995

[LETTERHEAD] Bromberg & Associate







                                AUDITORS' REPORT



TO THE SHAREHOLDERS OF J.J.A.M.P. TREASURY

INTERNATIONAL CORP.



We have audited the balance sheet of J.J.A.M.P. Treasury International Corp. as at January 31, 1995 and 1994 and the statements of income, deficit and changes in financial position for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audit in accordance with generally accepted auditing standards.

Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.



In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 1995 and 1994 and the results of its operations and the changes in its financial position for the periods then ended in accordance with generally accepted accounting principles.



                                                      /s/ Bromberg & Associate

                                                       CHARTERED ACCOUNTANTS



TORONTO, Canada

April 9, 1995

                     J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                                  BALANCE SHEET

                             AS AT JANUARY 31, 1995

                                 (U.S. DOLLARS)



                                     ASSETS



                                                          1995           1994



Current

           Cash                                        $   3,401      $     459

           Accounts receivable                            68,349         29,050

           Inventory (Note 1a)                            79,496         29,719

           Prepaid expenses                                2,479          1,965

                                                       ---------      ---------

                                                         153,725         61,193



Non-current

           Capital (Note 2)                               10,979          8,184

           Incorporation costs                              --              707

                                                       ---------      ---------



                                                       $ 164,704      $  70,084

                                                       =========      =========



                                   LIABILITIES



Current

           Accounts payable                            $ 101,565      $  47,201

           Advances by shareholders (Note 3)              71,267         60,746

                                                       ---------      ---------



                                                         172,832        107,947

                                                       ---------      ---------



                            SHAREHOLDERS' DEFICIENCY



Share capital

   Authorized

           Unlimited Common Shares

   Issued

           60 Common Shares                                   44             44



Deficit                                                   (8,172)       (37,907)

                                                       ---------      ---------



                                                          (8,128)       (37,863)

                                                       ---------      ---------



                                                       $ 164,704      $  70,084

                                                       =========      =========

                     J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                              STATEMENT OF DEFICIT

                           YEAR ENDED JANUARY 31, 1995



                                 (U.S. DOLLARS)



                                                       1995              1994





Balance, beginning of year                           $(37,907)         $   --



Income (loss) for the year                             29,735          (37,907)

                                                     --------         --------



Balance, end of year                                 $ (8,172)        $(37,907)

                                                     ========         ========

                     J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                               STATEMENT OF INCOME

                           YEAR ENDED JANUARY 31, 1995



                                 (U.S. DOLLARS)



                                                          1995           1994



Sales                                                  $ 669,718      $ 144,724

                                                       ---------      ---------



Cost of Sales                                            407,188         90,019



Operating, general

           and administrative expenses                   230,051         92,028



Depreciation expense                                       2,744            584

                                                       ---------      ---------



                                                         639,983        182,631

                                                       ---------      ---------



Income (loss) before income taxes                         29,735        (37,907)

                                                       ---------      ---------



Income taxes                                               7,313           --

                                                       ---------      ---------



Income (loss) before undernoted item                      22,422        (37,907)

                                                       ---------      ---------



Income tax reduction arising from

           loss carryforward                               7,313           --

                                                       ---------      ---------



Net income (loss)                                      $  29,735      $ (37,907)

                                                       =========      =========

                     J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                           YEAR ENDED JANUARY 31, 1995



                                 (U.S. DOLLARS)



                                                            1995          1994

Cash provided by (used for)



Operating activities



           Net income (loss)                              $ 29,735     $(37,907)

           Item not including a cash outlay

           Depreciation                                      2,744          584

                                                          --------     --------



                                                            32,479      (37,323)



           Net changes in non-cash working capital         (34,516)     (13,533)

                                                          --------     --------



           Cash used for operating activities               (2,037)     (50,856)

                                                          --------     --------



Financing activities



           Advances by shareholders                         10,521       60,746



           Share capital                                      --             44

                                                          --------     --------



           Cash provided by financing activities            10,521       60,790

                                                          --------     --------



Investing activities



           Purchase of capital assets                       (5,539)      (8,768)

           Incorporation costs                                --           (707)

                                                          --------     --------

           Cash used for investing activities               (5,539)      (9,475)

                                                          --------     --------





Net increase in cash                                         2,945          459



Cash - beginning of year                                       459         --

                                                          --------     --------



Cash - end of year                                        $  3,401     $    459

                                                          ========     ========

                     J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1995



                                 (U.S. DOLLARS)



1.    Summary of significant accounting policies



      (a)   Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.



      (b)   Capital assets are recorded at cost less accumulated depreciation.

            Depreciation is provided using the declining balance method at the following annual rates:



                  Office furniture and equipment - 20%



2.    Capital assets







                                       1995                          1994

                        --------------------------------------   ----------

                                    Accumulated        Net          Net

                           Cost     depreciation    book value   book value

                        ----------  ------------    ----------   ----------

      Office furniture

      and equipment       $14,307      $3,8328         $10,979    $8,184









3.    Advances by shareholders



      The advances by shareholders are non-interest bearing and do not have any fixed terms of repayment.



4.    Loss carry forward



      The company has a taxable loss of $4,261 which can be used to offset future taxable income until 2001.

                             PART III

Item 1.   INDEX OF EXHIBITS:

     (a)  EXHIBIT INDEX                                                  PAGE

          2         Share Purchase & Exchange Agreement
                    (JJAMP)

          3(i)      Certificate of Incorporation

                    Amendment to Certificate of Incorporation

          3(ii)     By-Laws

          4         1995 Stock Option Plan

          10.1      January 3, 1995 -- Exclusive Distribution
                    Contract with National Home Products Ltd

          10.2      March 2, 1995 -- Exclusive Distribution
                    Contract with Manicare Division/ AAI

          10.3      March 15, 1995 -- Letter Agreement with
                    Bernco Inc. regarding exclusivity with
                    respect to Spot Shot stain remover

          10.4      May 15, 1995 -- Exclusive Distribution
                    Contract with Tadiran Electronics
                    Industries Inc.

          10.5      June 2, 1995 -- Exclusive Distribution
                    Contract with Smart Tools Limited


          11.       Computation of Earnings per Share                     37


          21        Subsidiaries

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              TREASURY INTERNATIONAL, INC.
                              ----------------------------
                                       (Registrant)



Date:  October 21, 1996       By: /S/ JAMES HAL
                                  ------------------------------
                                 Name:  James Hal
                                 Title: Chief Executive Officer



                                     -25-